CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, Trevor J. Yeomans, ACSM, P.Eng., and reports, NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina dated December 23, 2011, and NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada dated November 19, 2014 (the “Reports”), and the information contained in the Reports that I prepared, or reviewed and approved, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2016, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 22nd day of March, 2017.
Yours very sincerely,

   /s/ Trevor J. Yeomans
Trevor J. Yeomans, ACSM, P.Eng.